SACHEM CAPITAL CORP.
568 East Main Street
Branford, CT 06405
May 28, 2025
FILED VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
Office of Real Estate & Construction
Washington, DC 20549
Attn:     Ms. Pearlyne Paulemon
Re:    Sachem Capital Corp. (the “Company”)
Registration Statement on Form S-3, SEC File No. 333-287346
Filed May 16, 2025
(the “Registration Statement”)
Dear Ms. Paulemon:
In connection with the proposed public offering of Company securities under the above referenced Registration Statement, the Company hereby requests, pursuant to Rule 461(a) under the Rules and Regulations promulgated under the Securities Act of 1933, as amended, that the Registration Statement become effective at 5:00 p.m. Eastern Daylight Time, on Friday, May 30, 2025, or as soon thereafter as practicable.
With respect to this request the Company acknowledges that:
•Should the Commission or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;
•The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and
•The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

SACHEM CAPITAL CORP.

By:	/s/ John L. Villano
John L. Villano, CPA
Chief Executive Officer